December 12, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

Attention:	Scott Anderegg
Taylor Beech

RE:	Social Commerce Partners Corporation
Registration Statement on Form S-1, as amended
Initially Filed on November 24, 2025
File No. 333- 291762

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on December 11, 2025, in which we, as representative of the several underwriters of Social Commerce Partners Corporation’s proposed public offering, joined Social Commerce Partners Corporation’s request for acceleration of the effective date of the above-referenced registration statement on Form S-1 (the “Registration Statement”) for Monday, December 15, 2025, at 4:00 p.m. Eastern Time (the “Effective Date”), in accordance with Rule 461 under the Securities Act of 1933, as amended. Social Commerce Partners Corporation is no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the Effective Date.

Please contact our counsel, Michael Blankenship at MBlankenship@winston.com or by telephone at (713) 651-2678 with any questions.

[signature page follows]

Sincerely yours,

BTIG, LLC

By:	/s/ Paul Wood
Name:	Paul Wood
Title:	Managing Director

cc:	Michael Blankenship, Winston & Strawn LLP

[signature page to withdrawal of acceleration request]